Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

pengrowth announces significant debt repayment and FINALIZATION OF agreements with bank syndicate and noteholders to amend financial covenants

(Calgary, October 12, 2017) – Pengrowth Energy Corporation is pleased to announce that it has prepaid all of its outstanding term notes due in 2018 and has finalized the terms of amending agreements with its lenders under its syndicated bank facility and the holders of its remaining term notes. These agreements amend the existing financial covenants effective for the quarter ending September 30, 2017 through to and including the quarter ending September 30, 2019 (the “Waiver Period”). The terms of the amending agreements are expected to provide Pengrowth with the financial flexibility and runway to restructure its remaining debt with covenant light debt and to develop a financing strategy for the ongoing development of its Lindbergh asset. Success on both fronts should enable Pengrowth to deliver long-term growth in reserves, production and cash flow for the Company and its stakeholders.

Debt reductions

The Company has been active in the disposition market with significant success thus far in 2017, closing on approximately Cdn $825 million of disposition proceeds year to date with another $150 million disposition (Swan Hills) scheduled to close in the fourth quarter. This success has allowed us to materially reduce our outstanding debt while only reducing our reserve base by approximately 23 percent based on a Proved plus Probable December 31, 2016 GLJ reserve evaluation. The Company has deployed its existing cash on hand to prepay all the term notes otherwise scheduled to mature on August 28, 2018. The repaid notes consisted of the following:

Currency	Amount (millions)	Coupon
Canadian	$15.0	6.61%
USD	$265.0	6.98%
Canadian $ Equivalent[1]	$346.2

1. Based on Canadian/USD exchange rate of 0.80

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In addition to the prepayment of the 2018 term notes, the Company paid approximately Cdn $78 million of principal on its remaining outstanding term notes. With the completion of these payments, the Company now has approximately Cdn $535 million of term notes outstanding, having repaid approximately Cdn $1.1 billion of term notes and convertible debentures since December 31, 2016. The repaid debt carried an annual interest load of approximately Cdn $65 million. Pengrowth’s next term note maturity is not until October 18, 2019. A table outlining the details of the remaining term notes is provided at the end of this release.

Amended Financial Covenants

The Company has finalized the amendment agreements with the lenders under its syndicated bank facility and the holders of its term notes. The syndicated bank facility and the term notes were previously bound by financial covenants that included a Senior Debt to EBITDA (12 month trailing) ratio of less than 3.5:1; Senior Debt to Capitalization ratio of less than 55 percent and EBITDA to Interest Expense ratio of greater than 4.0 times. The bank lending syndicate and holders of the term notes have agreed, for the Waiver Period, to:

•	Eliminate the Senior Debt to EBITDA ratio covenant;

•	Eliminate the Debt to Book Capitalization ratio covenant and

•	Reduce the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio covenant. The Adjusted EBITDA to Adjusted Interest ratio will vary from quarter to quarter and a complete schedule of the quarterly limits is provided at the end of this release.

In exchange for the covenant relaxation, lenders under the syndicated bank facility and the holders of the term notes were granted security over Pengrowth's assets, a 2.0 percentage point increase in interest rates on remaining outstanding term notes (which increases to 3.0 percentage points on January 1, 2020), as well as a one-time 0.5 percentage point amendment fee payable on all outstanding term notes maturing after 2018. In addition, the aggregate credit limit under the credit facility has been reduced to Cdn $400 million and will be reduced to Cdn $330 million following the completion of the previously announced disposition of the Company’s remaining Swan Hills assets. Currently, approximately $175 million is drawn on the facility.

Derek Evans, President and CEO of Pengrowth commented “We have been committed to reducing our debt and strengthening our financial position in order to build a stronger foundation for growing the Company going forward. The agreements with our lenders and noteholders mark a key milestone in our plan and provide us with additional financial runway. We remain focused on restructuring and strengthening the Company’s financial position, including finding new sources of capital to replace our existing term notes with less covenant restrictive debt. With success, this financial plan is expected to allow us to execute on our development strategy, including the development of our Lindbergh Phase Two, which remains on hold awaiting stronger commodity prices. While we are happy to see the recent strengthening in crude oil prices, a decision to proceed with Phase Two is dependent on a higher long-term crude oil price environment for diluted bitumen sales. Once complete, Lindbergh is expected to ultimately deliver long-term growth in production and cash flow.”

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Table 1: Schedule of remaining term notes outstanding

Currency	Amount (millions)	New Coupon Rate (%)	Maturity Date
USD	$30.3	5.49	October 18, 2019
British Pound	£13.0	5.45	October 18, 2019
USD	$100.9	7.98	May 11, 2020
USD	$91.5	6.07	October 18, 2022
Canadian	$21.9	6.74	October 18, 2022
USD	$170.3	6.17	October 18, 2024
Canadian $ Equivalent[1]	$534.5

1. Based on Canadian/USD exchange rate of 0.80 and Canadian/Pound exchange rate of 0.61

Table 2: Total debt continuity

		Sept 30, 2017		Oct 12, 2017
Series	Currency	Amount Outstanding (millions)	Amount Paid/Drawn (millions)	Amount Outstanding (millions)
2018	Canadian	$15.0	($15.0)	$0
	USD	$265.0	($265.0)	$0

2019	USD	$35.0	($4.7)	$30.3
	British Pound	£15.0	(£2.0)	£13.0
2020	USD	$115.5	($14.6)	$100.9
2022	USD	$105.0	($13.5)	$91.5
	Canadian	$25.0	($3.1)	$21.9
2024	USD	$195.0	($24.7)	$170.3
Bank Facility	Canadian	$0	$175.0	$175.0
Canadian $ Equivalent[1]		$959.1		$709.6

1. Based on Canadian/USD exchange rate of 0.80 and Canadian/Pound exchange rate of 0.61

Table 3: Schedule of trailing 12 month Adjusted EBITDA to Adjusted Interest Expense covenant ratios

	Pre Swan Hills Closing	Post Swan Hills Closing
Q3 2017	4.00 to 1.00	4.00 to 1.00
Q4 2017	1.21 to 1.00	0.77 to 1.00
Q1 2018	1.00 to 1.00	0.75 to 1.00
Q2 2018	0.87 to 1.00	0.68 to 1.00
Q3 2018	1.12 to 1.00	1.03 to 1.00
Q4 2018	1.08 to 1.00	1.01 to 1.00
Q1 2019	1.17 to 1.00	1.13 to 1.00
Q2 2019	1.21 to 1.00	1.19 to 1.00
Q3 2019	1.23 to 1.00	1.23 to 1.00
Q4 2019 and thereafter	4.00 to 1.00	4.00 to 1.00

The full details of the amending agreements, including terms will be filed in the coming days and made available on SEDAR at www.sedar.com

Advisors

BMO Capital Markets Inc. acted as financial advisors to Pengrowth.

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About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans

President and Chief Executive Officer

Contact information:

Wassem Khalil

Manager, Investor Relations

(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: covenant amendments through the entire Waiver Period providing runway to restructure remaining debt with less covenant restrictive debt and to develop a financing strategy for Lindbergh development and the resultant enabling of Pengrowth to deliver long-term growth in reserves, production and cash flow; future term note maturities; increase in interest rate on remaining term notes on January 1, 2020; and reduction in credit facility upon closing of the sale of the Company’s remaining Swan Hills assets; and Phase Two of Lindbergh being contingent on higher long term crude oil prices. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including Adjusted EBITDA and Adjusted Interest Expense. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

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